Filed pursuant to General Instruction II.L

of Form F-10; File No. 333-188525

For filing fee purposes, the amount of the offering

that was sold in the United States was $0

No securities regulatory authority has expressed an opinion about these securities and it is an offense to claim otherwise.

This pricing supplement, together with the prospectus to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into the prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

PRICING SUPPLEMENT NO. 2 DATED SEPTEMBER 5, 2013

(TO SHORT FORM BASE SHELF PROSPECTUS AND PROSPECTUS SUPPLEMENT,

DATED MAY 17, 2013 AND JUNE 12, 2013, RESPECTIVELY)

Bell Canada

$400,000,000

MTN Debentures, Series M-28, Due 2018

(UNSECURED)

$600,000,000

MTN Debentures, Series M-29, Due 2023

(UNSECURED)

Unconditionally guaranteed as to payment of principal,

interest and other payment obligations by BCE Inc.

We are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Pricing Supplement and accompanying Prospectus Supplement and Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Owning the MTN Debentures may subject you to tax consequences both in the United States and Canada. This Pricing Supplement or any applicable Prospectus Supplement and Prospectus may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement and Prospectus.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Bell Canada and BCE are incorporated in Canada, some of our officers and directors and some of the agents or experts named in this Pricing Supplement are Canadian residents, and a substantial portion of our assets is located in Canada.

Neither the U.S. Securities and Exchange Commission nor any state securities regulator has approved or disapproved the MTN Debentures, or determined if this Pricing Supplement and accompanying Prospectus Supplement and Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

AGENTS

RBC Dominion Securities Inc. (Joint Bookrunner and Co-Lead)	Merrill Lynch Canada Inc. (Joint Bookrunner and Co-Lead)	TD Securities Inc. (Joint Bookrunner and Co-Lead)	BMO Nesbitt Burns Inc.	CIBC World Markets Inc.	Desjardins Securities Inc.

National Bank Financial Inc.	Scotia Capital Inc.	Barclays Capital Canada Inc.	Citigroup Global Markets Canada Inc.	Casgrain & Company Limited

DESCRIPTION OF THE SECURITIES – SERIES M-28 DEBENTURES

Designation:	3.50% Debentures, Series M-28, Due 2018	Redemption:	See “Redemption – Series M-28 Debentures”
		Repurchase Upon Change of Control Triggering Event:	See “Repurchase Upon Change of Control Triggering Event”

Principal Amount:	$400,000,000	Interest Rate:	3.50% per annum

Date of Issue:	September 10, 2013	Yield to Maturity:	3.513%

Maturity Date:	September 10, 2018	Interest Payment Dates:	March 10 and September 10

Price to the Public:	$99.941 per $100 principal amount	Initial Interest Payment Date:	March 10, 2014

Agents’ Commission:	$0.35 per $100 principal amount	Form of Issuance:	Global debenture, in book-entry only form, registered in the name of CDS & Co.
Net Proceeds to Bell Canada:	$398,364,000

		ISIN Number:	CA 07813ZBE30

DESCRIPTION OF THE SECURITIES – SERIES M-29 DEBENTURES

Designation:	4.70% Debentures, Series M-29, Due 2023	Redemption:	See “Redemption – Series M-29 Debentures”
		Repurchase Upon Change of Control Triggering Event:	See “Repurchase Upon Change of Control Triggering Event”

Principal Amount:	$600,000,000	Interest Rate:	4.70% per annum

Date of Issue:	September 10, 2013	Yield to Maturity:	4.713%

Maturity Date:	September 11, 2023	Interest Payment Dates:	March 11 and September 11

Price to the Public:	$99.897 per $100 principal amount	Initial Interest Payment Date:	March 11, 2014 (long first coupon of $14,177,260.27)

Agents’ Commission:	$0.40 per $100 principal amount	Form of Issuance:	Global debenture, in book-entry only form, registered in the name of CDS & Co.
Net Proceeds to Bell Canada:	$596,982,000

		ISIN Number:	CA 07813ZBF05

REDEMPTION

Series M-28 Debentures

Bell Canada shall be entitled, at its option, to redeem the 3.50% Debentures, Series M-28, due 2018 (“Series M-28 Debentures”) in whole at any time or in part from time to time by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the “Canada Yield Price” (as defined in this paragraph) and par (100% of the outstanding principal amount thereof), together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption. “Canada Yield Price” shall mean a price equal to the price of the Series M-28 Debentures calculated on the banking day preceding the day on which the redemption is authorized by Bell Canada to provide a yield from the date fixed for redemption to the maturity date of the Series M-28 Debentures to be redeemed equal to the “Government of Canada Yield” (as defined in the next sentence) plus 0.3425%. “Government of Canada Yield” shall mean the yield from the date fixed for redemption to the maturity date of the Series M-28 Debentures to be redeemed, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to the maturity date of the Series M-28 Debentures to be redeemed. The “Government of Canada Yield” in the case of redemption of the Series M-28 Debentures shall be the average of the yields provided by two registered Canadian investment dealers selected by CIBC Mellon Trust Company, as trustee (the “Trustee”) and approved by Bell Canada. In case of partial redemption, the Series M-28 Debentures shall be redeemed on a pro rata basis.

Series M-29 Debentures

Bell Canada shall be entitled, at its option, to redeem the 4.70% Debentures, Series M-29, due 2023 (“Series M-29 Debentures”) in whole at any time or in part from time to time prior to June 11, 2023, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at the greater of the “Canada Yield Price” (as defined in this paragraph) and par (100% of the outstanding principal amount thereof), together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption. Bell Canada shall be entitled, at its option, to redeem the Series M-29 Debentures at any time on or after June 11, 2023, in whole but not in part, by giving prior notice of not less than 30 days and not more than 60 days to the holders thereof, at par (100% of the outstanding principal amount thereof) together with accrued and unpaid interest up to but excluding the date fixed for redemption. “Canada Yield Price” shall mean a price equal to the price of the Series M-29 Debentures calculated on the banking day preceding the day on which the redemption is authorized by Bell Canada to provide a yield from the date fixed for redemption to the maturity date of the Series M-29 Debentures to be redeemed equal to the “Government of Canada Yield” (as defined in the next sentence) plus 0.47%. “Government of Canada Yield” shall mean the yield from the date fixed for redemption to the maturity date of the Series M-29 Debentures to be redeemed, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would carry on the remaining term to the maturity date of the Series M-29 Debentures to be redeemed. The “Government of Canada Yield” in the case of redemption of the Series M-29 Debentures shall be the average of the yields provided by two registered Canadian investment dealers selected by the Trustee and approved by Bell Canada. In case of partial redemption, the Series M-29 Debentures shall be redeemed on a pro rata basis.

REPURCHASE UPON CHANGE OF CONTROL TRIGGERING EVENT

If a Change of Control Triggering Event (as defined below) occurs with respect to the Series M-28 Debentures and/or the Series M-29 Debentures, unless Bell Canada has exercised its optional right to redeem all of the Series M-28 Debentures and/or the Series M-29 Debentures as described under “Redemption” above, Bell Canada will be required to make an offer to each holder of either the Series M-28 Debentures or the Series M-29 Debentures or of both series, as the case may be, to repurchase all or, at the option of the holder thereof, any part (equal to $1,000 or an integral multiple thereof) of the Series M-28 Debentures and/or Series M-29 Debentures, as the case may be, pursuant to the offer described below (the “Change of Control Offer”). The determination as to whether a Change of Control Triggering Event occurred and whether a Change of Control Offer shall be made will be effected on a per series basis. In the Change of Control Offer, Bell Canada will be required to offer payment in cash equal to 101% of the outstanding principal amount of the Series M-28 Debentures and/or the Series M-29 Debentures, as the case may be, together with accrued and unpaid interest on the Series M-28 Debentures and/or the Series M-29 Debentures, as the case may be, repurchased up to but excluding the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, Bell Canada will be required to give written notice to each holder of Series M-28 Debentures and/or Series M-29 Debentures, as the case may be, with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Series M-28 Debentures and/or the Series M-29 Debentures, as the case may be, on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedure described herein and in such notice. Bell Canada must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Series M-28 Debentures and/or the Series M-29 Debentures, as applicable, as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined below) provisions, Bell Canada will be required to comply with such laws and regulations and will not be deemed to have breached its obligation to offer to repurchase the Series M-28 Debentures and/or the Series M-29 Debentures, as applicable, by virtue of such conflict.

On the Change of Control Payment Date, Bell Canada will, to the extent lawful:

1.	accept for payment all Series M-28 Debentures and/or Series M-29 Debentures or portions of Series M-28 Debentures and/or Series M-29 Debentures, as applicable, properly tendered pursuant to the Change of Control Offer;

2.	deposit with the Trustee an amount of money equal to the Change of Control Payment in respect of all Series M-28 Debentures and/or Series M-29 Debentures or portions of Series M-28 Debentures and/or Series M-29 Debentures, as applicable, properly tendered pursuant to the Change of Control Offer; and

3.	deliver or cause to be delivered to the Trustee the Series M-28 Debentures and/or the Series M-29 Debentures properly accepted, together with a certificate of Bell Canada stating the aggregate principal amount of the Series M-28 Debentures and/or Series M-29 Debentures or portions of Series M-28 Debentures and/or Series M-29 Debentures, as applicable, being purchased by Bell Canada.

The Trustee will promptly pay to each holder of properly tendered Series M-28 Debentures and/or Series M-29 Debentures, as applicable, an amount equal to the Change of Control Payment in respect of such Series M-28 Debentures and/or Series M-29 Debentures either, at the Trustee’s option, by mailing (first class mail, postage prepaid) a cheque to such holder or by means of a wire transfer in accordance with the applicable payment procedures of CDS, and the Trustee will promptly certify and mail (first class mail, postage prepaid) (or cause to be transferred by book-entry) to each such holder a new Series M-28 Debenture and/or Series M-29 Debenture, as applicable, equal in principal amount to any unpurchased portion of any Series M-28 Debentures and/or Series M-29 Debentures surrendered, as applicable; provided that each new Series M-28 Debenture and/or Series M-29 Debenture will be in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

Bell Canada will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Series M-28 Debentures and/or Series M-29 Debentures, as applicable, properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of Bell Canada and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to Bell Canada and/or its subsidiaries, or (b) provided that the relevant series of debentures shall remain subject to the Guarantee, or any other guarantee by BCE Inc. (“BCE”) of the full and timely payment when due of all of Bell Canada’s payment obligations to the Trustee and the holders thereof with respect to that series of debentures, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding Bell Canada and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, Bell Canada and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or Bell Canada having more than 50% of the voting power for the election of directors of BCE or Bell Canada (but shall not include the creation of a holding company, the combination of Bell Canada with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, Bell Canada or any successor thereof).

“Change of Control Triggering Event” means, in respect of Series M-28 Debentures, the occurrence of both a Change of Control with respect to the Series M-28 Debentures and a Rating Event with respect to the Series M-28 Debentures, and, in respect of Series M-29 Debentures, the occurrence of both a Change of Control with respect to the Series M-29 Debentures and a Rating Event with respect to the Series M-29 Debentures, as the case may be.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. (“Moody’s”), BBB- (or the equivalent) by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”) or BBB (low) (or the equivalent) by DBRS Limited (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Rating Event” means, with respect to the relevant series of debentures, the rating of such series of debentures is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the relevant series of debentures is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the relevant series of debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or Bell Canada’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the relevant series of debentures, as the case may be, or failed to make a rating of the relevant series of debentures publicly available for reasons outside of Bell Canada’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the relevant series of debentures, or fails to make a rating of the relevant series of debentures publicly available for reasons outside of Bell Canada’s control, Bell Canada may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

USE OF PROCEEDS

The net proceeds of this offering will be used by Bell Canada to finance the redemption, on August 9, 2013, of all of Bell Canada’s $1,000,000,000 principal amount of 4.85% Debentures, Series M-20, due June 30, 2014, which was financed on an interim basis by short term borrowings.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, which are not specifically listed in the Short Form Base Shelf Prospectus of Bell Canada dated May 17, 2013 (the “Prospectus”), and which have been filed by Bell Canada or BCE, as the case may be, with the provincial securities regulatory authorities in Canada, are specifically incorporated by reference in and form an integral part of the Prospectus:

(a)	Bell Canada’s unaudited Selected Summary Financial Information for the three and six-month periods ended June 30, 2013 and 2012, filed on SEDAR under the document type “Other” on August 8, 2013;

(b)	BCE’s unaudited interim consolidated financial statements for the three and six-month periods ended June 30, 2013 and 2012 provided on pages 33 to 45 of the BCE 2013 Second Quarter Shareholder Report;

(c)	BCE’s Management’s Discussion and Analysis for the three and six-month periods ended June 30, 2013 provided on pages 3 to 32 of the BCE 2013 Second Quarter Shareholder Report;

(d)	The template indicative term sheet (the “Indicative M-28 Term Sheet”) prepared for potential investors in connection with the offering of Series M-28 Debentures (the “M-28 Offering”), filed as Exhibit 99.1 to BCE’s Report on Form 6-K dated September 5, 2013 and filed with the Securities and Exchange Commission (the “SEC”);

(e)	The template indicative term sheet (the “Indicative M-29 Term Sheet” and together with the Indicative M-28 Term Sheet, the “Indicative Term Sheets”) prepared for potential investors in connection with the offering of Series M-29 Debentures (the “M-29 Offering”), filed as Exhibit 99.2 to BCE’s Report on Form 6-K dated September 5, 2013 and filed with the SEC;

(f)	The Final M-28 Term Sheet (as defined below), filed as Exhibit 99.3 to BCE’s Form 6-K dated September 5, 2013 and filed with the SEC; and

(g)	The Final M-29 Term Sheet (as defined below), filed as Exhibit 99.4 to BCE’s Form 6-K dated September 5, 2013 and filed with the SEC.

The Indicative Term Sheets are not a part of this pricing supplement to the extent that the contents of the Indicative Term Sheets have been modified or superseded by a statement contained in this pricing supplement. Any statement contained in the Indicative Term Sheets is modified or superseded to the extent that a statement contained in the Final Term Sheets (as defined below) modifies or supersedes that statement.

The Indicative Term Sheets did not include a number of terms of this offering. The terms of the M-28 Offering have been confirmed to reflect an aggregate principal amount of $400,000,000, an interest rate of 3.50% per annum, a yield to maturity of 3.513%, an issue price of $99.941 per $100 principal amount and the definition of “Canada Yield Price”, all as reflected in this pricing supplement. Pursuant to subsection 9A.3(7) of National Instrument 44-102 – Shelf Distributions, Bell Canada has prepared a final M-28 Term Sheet (the “Final M-28 Term Sheet”) to reflect the modifications discussed above.

The terms of the M-29 Offering have been confirmed to reflect an aggregate principal amount of $600,000,000, an interest rate of 4.70% per annum, a long first coupon of $14,177,260.27, a yield to maturity of 4.713%, an issue price of $99.897 per $100 principal amount and the definition of “Canada Yield Price”, all as reflected in this pricing supplement. Pursuant to subsection 9A.3(7) of National Instrument 44-102 – Shelf Distributions, Bell Canada has prepared a final M-29 term sheet (the “Final M-29 Term Sheet” and together with the Final M-28 Term Sheet, the “Final Term Sheets”) to reflect the modifications discussed above.